Exhibit 4.10

FIRST AMENDMENT TO CREDIT AGREEMENT

This First Amendment to Credit Agreement (this “First Amendment”) is made as of this 21st day of May, 2003 by and among SEMCO ENERGY, INC., a Michigan corporation (the “Company”), STANDARD FEDERAL BANK N.A.  (“Standard Federal”) and the other banks signatory hereto and Standard Federal, as agent for the Banks (in such capacity, “Agent”).

RECITALS

A.            Company, Agent and the Banks entered into that certain Credit Agreement dated as of June 25, 2002 (the “Credit Agreement”) under which the Banks extended (or committed to extend) credit to the Company, as set forth therein.

B.            Company has requested that Agent and the Banks extend the term of the Line of Credit, increase the amounts of the Line of Credit and the Revolving Loan Facility, and make certain other amendments to the Credit Agreement, and Agent and the Banks are willing to do so, but only on the terms and conditions set forth in this First Amendment.

NOW, THEREFORE, Company, Agent and Banks agree:

1.             Section 1 of the Credit Agreement is hereby amended as follows:

(a)           the following definitions are deleted in their entireties, and the following definitions are inserted in their place:

““Line of Credit Commitment Amount” means $69,482,759 as reduced from time to time pursuant to Section 5.1 and as increased from time to time pursuant to Section 2.1.2.”

““Line of Credit Commitment Optional Increase” means an amount up to $8,965,517 minus the portions thereof applied from time to time pursuant to Section 2.1.2 to increase the Line of Credit Commitment Amount.”

““Line of Credit Termination Date” shall mean the earlier to occur of (a) May 20, 2004, as such date may be extended from time to time pursuant to Section 2.1.1 or (b) the date on which the Commitment to make the Line of Credit Loans shall be terminated pursuant to Section 5 or 1 l.”

““Revolving Commitment Amount” means $85,517,241, as reduced from time to time pursuant to Section 5.1 and as increased from time to time pursuant to Section 2.2.2.”

““Revolving Commitment Optional Increase” means an amount up to $11,034,483, minus the portions thereof applied from time to time under Section 2.2.2 to increase the Revolving Commitment Amount.

(b)           the following definitions are inserted in Section 1 of the Credit Agreement in their appropriate alphabetical order:

““APC Sale” shall mean the disposition by the Company of all or substantially all of the assets or stock of the Alaska Pipeline Company.”

““FASB” shall mean the Financial Accounting Standards Board or any successor.”

““Reclassification Event” shall mean the reclassification of Company’s Junior Capital as Debt pursuant to rules promulgated by FASB in accordance with FASB’s Exposure Draft entitled “Accounting for Financial Instruments with Characteristics of Liabilities, Equities or Both.”

““Refinancing” shall mean (i) the ROARS Refinancing, and (ii) the use of the proceeds of the Refinancing Bonds (less up to $37,000,000 of such proceeds, which may be retained by Company as working capital) to exchange or otherwise refinance certain other senior Debt of the Company and to pay the Refinancing Premium in accordance with the Refinancing Bond Documents.”

““Refinancing Bonds” shall mean the Company’s senior notes issued in accordance with the Refinancing Bond Documents.”

““Refinancing Bond Documents” shall mean all agreements, documents or other instruments executed and delivered in connection with the issuance of the Refinancing Bonds the terms of which are acceptable to the Agent and conform in all material respects to the Confidential Offering Circular dated May 14, 2003, as amended (subject to the terms hereof) from time to time.”

““Refinancing Premium” shall mean any and all remarketing premiums, make-whole premiums or financing costs incurred in connection with the Refinancing.”

““ROARS” shall mean the Company’s 8.95% Remarketable or Redeemable Securities.”

““ROARS Refinancing” shall mean the use of a portion of the proceeds of the Refinancing Bonds to exchange or otherwise refinance the ROARS, in accordance with the ROARS Refinancing Documents.”

““ROARS Refinancing Documents” shall mean all agreements, documents or other instruments executed and delivered in connection with the ROARS Refinancing the terms of which are acceptable to the Agent and conform in all material respect to the Confidential Offering Circular dated

May 14, 2003, as amended (subject to the terms hereof) from time to time.”

2.             New Section 1.3 is added, in its entirety (immediately following Section 1.2), as follows:

1.3.   Financial Covenants.   Upon the occurrence of the Reclassification Event, Junior Capital shall not be classified as Debt, Funded Debt or Indebtedness and shall continue to be classified as equity solely for the purpose of calculating the financial covenants contained in Subsections 10.6.1, 10.6.2 and 10.6.3.

3.             The date of May 15 in Section 2.1.1 (a) is hereby deleted and a date of April I is inserted in its place, and the date of March 31 in Section 2.1.1 (a) is hereby deleted and a date of February 15 is inserted in its place.

4.             The following sentence is inserted at the end of Section 2.1.3:

“Following the conversion of the Line of Credit Outstandings into the Term Loan, no further Line of Credit Loans may be made.”

5.             Section 10.6.1 is deleted in its entirety, and the following is :inserted in its place:

“10.6.1 Minimum Fixed Charge Coverage Ratio.   Maintain a Fixed Charge Coverage Ratio for any period of four consecutive Fiscal Quarters ending on the last day of a Fiscal Quarter as follows:

Fiscal Quarter Ended:	Fixed Charge Coverage Ratio Greater Than or Equal To:
June 30, 2003	1.20
September 30, 2003	1.20
December 31, 2003	1.33
March 31, 2004	1.33
Each Fiscal Quarter thereafter	1.50

For purposes of calculating the Fixed Charge Coverage Ratio as of June 30, 2003, September 30, 2003, December 31, 2003 and March 31, 2004, an amount equal to 65% of the Refinancing Premium shall be added back to Net Income Available for Fixed Charges to the extent deducted from Consolidated Net Income.”

6.             Section 10.6.2 is deleted in its entirety, and the following is inserted in its place:

“10.6.2 Maximum Leverage Ratio.  Maintain on the last day of each Fiscal Quarter a ratio of (i) Consolidated Adjusted Funded Debt to (ii) Consolidated Adjusted Total Capitalization (x) for the Fiscal Quarters ending June 30, 2003, September 30, 2003, December 31, 2003 and March 31, 2004, so long as the APC Sale has not been consummated, 70% or less, and for each Fiscal Quarter end thereafter, 65% or less, and (y) for each Fiscal Quarter after the consummation of the APC Sale, 65% or less.”

7.             Section 10.7 is hereby amended by deleting subsection (i) and inserting the following in its place:

“(i)          Debt consisting of the Refinancing Bonds; and

(j)            other Debt, in addition to the Debt listed above, in an aggregate amount not at any time exceeding Three Million Dollars ($3,000,000).”

8.             Section 10.8 is amended to add, at the beginning of clause (g) (preceding the words “Other Liens”) the words “any escrow, cash collateral account or other trust arrangement established for the purpose of holding a sufficient portion of proceeds of the Refinancing Bonds for the Refinancing until the application of such proceeds in accordance with the terms of the Refinancing Bond Documents and this Agreement, to the extent constituting a Lien, and”.

9.             Section 10.10 is deleted in its entirety, and the following is inserted in its place:

“10.10 Restricted Payments.  Not, and not permit any Subsidiary to, (a) make any distribution to any of its shareholders, (b) purchase or redeem any of its capital stock or other equity interests or any warrants, options or other rights in respect thereof, (c) issue any Disqualified Stock, or (d) set aside funds for any of the foregoing.  Notwithstanding the foregoing, (i) any Subsidiary may pay dividends or make other distributions to the Company or to a Wholly-Owned Subsidiary; and (ii) so long as no Event of Default or Unmatured Event of Default exists or would result therefrom, the Company may make, pay, declare or authorize any dividend, payment or other distribution in respect of any class of its capital stock or any dividend, payment or distribution in connection with the redemption, purchase, retirement or other acquisition, directly or indirectly, of any shares of its capital stock other than such dividends, payments or other distributions to the extent payable solely in shares of capital stock of the Company, provided, however, that the Company may make, pay, declare or authorize any of the foregoing such dividends, payments and other distributions subject to the satisfaction of each of the following conditions: (y) the aggregate amount of such dividend, payment or other distribution made during the period from and after March 31, 2002 to and including the date of the making of the dividend payments or other distribution in question, shall not exceed the sum of $17,693,000 plus 100% of Consolidated Net Income for such period, such Consolidated Net Income to be calculated for this purpose by adding back an amount equal to 65% of the Refinancing Premium to the extent deducted from the Consolidated Net Income and to be computed on a cumulative basis for said entire period (or if such Consolidated Net Income is a.  deficit figure, then minus 100% of such deficit), (z) immediately before and after giving effect to such dividend, payment or other distribution, no Event of Default or Unmatured Event of Default shall exist or shall have occurred and be continuing and the representations and warranties contained in Section 9 and in the other Loan Documents shall be true and correct on and as of the date thereof (both before and after giving effect to such dividend, payment or other distribution) as if made on the date of such dividend, payment or other distribution.  Upon the occurrence of the Reclassification Event, dividend payments on the Junior Capital shall remain subject to the provisions of this Section 10.10.”

10.           Section 10.11 is amended by inserting, immediately following subsection 10.11(c)(5), new subsection 10.11(c)(6) as follows:

“; and (6) no Acquisition shall be permitted under this Subsection 10.11(c) until the earlier of (y) the consummation of the APC Sale, or (z) April 1, 2004.”

11.           Section 10.27 is amended to add after the words “Schedule 10.7,” (in the sixth line thereof), the words “and Debt arising pursuant to the Refinancing Bonds,”.

12.           New Section 10.30 is added, in its entirety, as follows:

“10.30 Special Covenants Relating to Refinancing.  Within forty-five days following the First Amendment Effective Date, apply a sufficient portion of the proceeds of the Refinancing Bonds (including without limitation all proceeds in any escrow, cash collateral account or other trust arrangement established in connection with the ROARS Refinancing) to consummate the ROARS Refinancing.”

13.           New Section 10.31 is added, in its entirety, as follows:

“10.31 More Favorable Terms.  Not enter into any amendment or modification of the Refinancing Bonds if such amendment or modification shall include, or be issued pursuant to any amendment or other agreement which includes financial or other covenants or default provisions which are not substantially identical to the covenants and default provisions set forth in this Agreement unless, prior to entering into any such amendment, the Company notifies the Agent and the Banks of its intent to enter into any such amendment and, if the Required Banks determine that some or all of the covenants or default provisions set forth in such amendment are more favorable to the lender thereunder than the covenants or default provisions set forth in this Agreement (“More Favorable Terms”), and that the Required Banks desire that this Agreement be further amended to incorporate the More Favorable Terms, the Company shall, within thirty days following receipt from Agent of notice that the Required Banks have made the foregoing determination, enter into an amendment to this Agreement incorporating, on terms and conditions acceptable to the Required Banks, the More Favorable Terms.”

14.           Existing Schedule 1.1 to the Credit Agreement is deleted in its entirety and a replacement Schedule 1.1 in the form of Attachment I to this First Amendment is inserted in its place.

15.           Existing Schedule 2.1/2.2 to the Credit Agreement is deleted in its entirety and a replacement Schedule 2.1/2.2 in the form of Attachment II to this First Amendment is inserted in its place.

16.           The Banks hereby consent to the APC Sale, subject to the following conditions: (a) consummation of the APC Sale shall result in net proceeds, net of reasonable and customary commissions, transfer and income taxes and other expenses of sale (the “APC Proceeds”) of at least $75,000,000, (b) no Unmatured Event of Default or Event of Default shall have existed at the time of the execution of the definitive purchase agreement relating to the APC Sale, (c) so long as no Unmatured Event of Default or Event of Default shall have occurred and be continuing on the date of the consummation of the APC Sale (the “APC Closing”), a portion of the APC Proceeds equal to fifty percent (50%) of the amount by which the APC Proceeds exceed Thirty Million Dollars ($30,000,000) (the “Excess Proceeds”) shall be paid by the Company to the Agent for application on a pro-rata basis to the Line of Credit and the Revolving Loan Facility (collectively, the “Facilities”) and the Facilities shall be permanently reduced (pro rata, as aforesaid) by the amount of the Excess Proceeds, provided, however, if an Unmatured Event of Default or Event of Default shall have occurred and be continuing on the date of the APC Closing, the entirety of the APC Proceeds shall be paid by the Company to the Agent for application on a pro-rata basis to the Facilities, and the Facilities shall be permanently reduced (pro rata, as aforesaid) by the amount of the APC Proceeds, provided, further, in each case, such reduction shall take effect on the date of the APC Closing, and (d) the remainder of the APC Proceeds, if any, shall be used to repay Funded Debt.  Any failure by the Company to comply with such requirements shall constitute an additional Event of Default under Section 11.1.1 of the Credit Agreement.

17.           This First Amendment shall become effective according to the terms hereof and as of such date (the “First Amendment Effective Date”) that the Company shall have satisfied the following conditions:

(a)           Agent shall have received:

(i)            counterpart originals of this First Amendment, in each case duly executed and delivered by Company and the requisite Banks, in form satisfactory to Agent and the Banks;

(ii)           renewal and replacement Revolving Credit Notes and Line of Credit Notes (the “New Notes”) substantially in the form of Exhibit C-2 and C-1, respectively, to the Credit Agreement, payable to the order of each of the Banks previously having requested Revolving Credit Notes and Line of Credit Notes in the face amount of each such Bank’s Pro Rata Share of the Facilities as set forth in replacement Schedule 2.1/2.2 attached as Attachment II hereto;

(iii)          certified copies of resolutions of the Board of Directors of the Company authorizing, as applicable, the execution and delivery of this First Amendment and the New Notes required under this clause (a) and the performance by the Company of its obligations under the Credit Agreement, as amended by this First Amendment and the New Notes;

(iv)          copies of the (x) audited consolidated financial statements for the Company for the fiscal years ending in 2000, 2001 and 2002, and (y) unaudited interim consolidated financial statements for the Company for each fiscal month and quarterly period ended after the latest fiscal year referred to in clause (x) above, and such financial statements shall evidence that there has been no change in the condition, business or affairs of the Company and its Subsidiaries which had or could reasonably be expected to have a Material Adverse Effect;

(v)           projected income statements, balanced sheet and cash flow statements prepared by the Company and giving effect to the increase in the Facilities evidenced by this First Amendment and the Refinancing, in form and substance satisfactory to Banks;

(vi)          evidence satisfactory to Agent that (a) the Refinancing (exclusive of the ROARS Refinancing) has been consummated and the Refinancing Bonds have been issued in accordance with the terms of the Refinancing Bond Documents, (b) none of the parties to the Refinancing Bond Documents shall have failed to perform any material obligation or covenant required by any Refinancing Bond Document to be performed or complied with on or before the issuance of the Refinancing Bonds or the consummation of the Refinancing, and (c) the issuance of the Refinancing Bonds shall have resulted in net proceeds to Company, net of reasonable and customary costs and expenses of issuance, of at least $125,000,000;

(vii)         evidence satisfactory to Agent that (a) the escrow, cash collateral account or trust arrangement referred to in paragraph 8 of this First Amendment has been established, and sufficient proceeds of the Refinancing Bonds for consummation of the ROARS Refinancing have been deposited thereto, and (b) within 45 days of the issuance of the Refinancing Bonds (x) the ROARS Refinancing will be consummated, in accordance with the terms of the ROARS Refinancing Documents, such documents to be in form and substance satisfactory to the Required Banks, and all of the Refinancing Premium applicable to the ROARS will be paid, and (y) none of the parties to the ROARS Refinancing Documents shall have failed to perform any material obligation or covenant required by any ROARS Refinancing Document to be performed or complied with on or before the consummation of the ROARS Refinancing;

(viii)        an opinion of counsel to the Company regarding this First Amendment and the New Notes; and

(x)            such other documents as Agent may reasonably request.

(b)           Company shall have paid to Agent, for distribution to the Banks as applicable, (i) all interest, Fees and other amounts, if any, owed to the Agent and the Banks and accrued to the First Amendment Effective Date, (ii) for each Bank, 37.5 basis points of such Bank’s Pro Rata Share of the Line of Credit calculated based on Line of Credit Commitment Amount (and Pro Rata Share) prior to its increase pursuant to the terms of this First Amendment, and (iii) for each Bank whose stated dollar commitment amount is increasing under Section 1 of this First Amendment, a commitment increase fee of 37.5 basis points on such Bank’s portion of the increase in the: Facilities.

(c)           No Unmatured Event of Default or Event of Default shall have occurred and be continuing or shall result from the issuance of the Refinancing Bonds.

(d)           If the First Amendment Effective Date shall not have occurred on or before June 24, 2003, this First Amendment shall not become effective and the offer by the Agent and the Banks to amend the Credit Agreement on the terms set forth herein shall be deemed withdrawn.

18.           Company hereby covenants and agrees to deliver to Agent, for distribution to the Banks, copies of the Refinancing Bond Documents.

19.           Concurrently with the First Amendment Effective Date pursuant to Section 11 hereof, each Bank shall have (i) a Pro Rata Share equal to the percentage set forth in replacement Schedule 2.1/2.2 attached as Attachment II hereto, and (ii) Revolving Loans and Line of Credit Loans (and participations in Letters of Credit) in its Pro Rata Share of all Revolving Loans and Line of Credit Loans (and undrawn Letters of Credit) outstanding on the First Amendment Effective Date.  To facilitate the foregoing, each Bank which as a result of the adjustments to the Pro Rata Shares evidenced by replacement Schedule 2.1/2.2 attached as Attachment II is to have a greater principal amount of Revolving Loans and Line of Credit Loans outstanding than such Bank had outstanding under the Credit Agreement immediately prior to the First Amendment Effective Date shall deliver to the Agent immediately available funds to cover such Revolving Loans and Line of Credit Loans (and the Agent shall, to the extent of the funds so received, disburse funds to each Bank which, as a result of the adjustment of the Pro Rata Shares, is to have a lesser principal amount of Revolving Loans and Line of Credit Loans outstanding than such Bank had under the Credit Agreement immediately prior to the First Amendment Effective Date).  Each Bank, upon receipt of its New Note(s) (which Notes are to be in exchange for and not in payment of the predecessor Revolving Credit Notes and Line of Credit Notes) issued by the Company to such Bank, shall return its predecessor Revolving Credit Notes and Line of Credit Notes, to the Agent which shall stamp such Notes “exchanged” and deliver said Notes to the Company.

20.           The Company for itself and each of the Subsidiaries hereby represents and warrants that, after giving effect to the amendments contained herein, (a) execution and delivery of this First Amendment and the New Notes required to be delivered hereunder, and the performance by the Company of its obligations under the Credit Agreement as amended hereby are within such undersigned’s corporate powers, have been duly authorized, are not in contravention of law or the terms of its articles of incorporation, bylaws or any other organizational documents of the parties thereto, as applicable, and except as have been previously obtained, do not require the consent or approval, material to the amendment contemplated in this First Amendment or Credit Agreement, as amended hereby, of any governmental body, agency or authority, and this First Amendment, the Credit Agreement, as amended hereby, and the New Notes required to be delivered hereunder, will constitute the valid and binding obligations of such undersigned parties, enforceable in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, reorganization, insolvency, moratorium, ERISA or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (whether enforcement is sought in a proceeding in equity or at law), (b) the representations and warranties contained in Section 9 of the Credit Agreement, as amended hereby are true and correct on and as of the date hereof, except to the extent such representations and warranties speak only as of certain date, and (c) no Unmatured Event of Default or Event of Default shall result from the consummation of the Refinancing.

21.           Except as specifically set forth herein, this First Amendment shall not be deemed to amend or alter in any respect the terms and conditions of the Credit Agreement, any of the Notes issued thereunder or any of the Loan Documents, or to constitute a waiver by the Banks or Agent of any right or remedy under or a consent to any transaction not meeting the terms and conditions of the Credit Agreement, any of the Notes issued thereunder or any of the other Loan Documents.

22.           Notwithstanding anything to the contrary contained in this First Amendment or the Credit Agreement or any other loan document, the Agent and any Bank may disclose any information with respect to the “tax treatment” and “tax structure” (in each case, within the meaning of I.R.C.  Regulation Section 1.6011-4) of the transactions contemplated hereby and all materials of any kind (including opinions or other tax analyses) that are provided to Agent or such Bank relating to such tax treatment and tax structure to the extent required by such regulation; provided that with respect to any document or similar item that in either case contains information concerning the tax treatment or tax structure of the transaction as well as other information, this sentence shall only apply to such portions of the document or similar item that relate to the tax treatment or tax structure of the transactions contemplated hereby, and any related loans, advances or letters of credit hereunder.

23.           Unless otherwise defined to the contrary herein, all capitalized terms used in this First Amendment shall have the meaning set forth in the Credit Agreement, as amended.

24.           This First Amendment shall be construed in accordance with and governed by the laws of the State of Michigan.

25.           Any references in the Loan Documents to the Credit Agreement shall be deemed a reference to the Credit Agreement as amended by this First Amendment.

WITNESS the due execution hereof as of the day and year first above written.

SEMCO ENERGY, INC.

By:	/s/ John E. Schneider

Title: Senior Vice President & CFO

STANDARD FEDERAL BANK N.A., a national banking association, as Agent

By:	/s/ Dennis J. Harder

Title: First Vice President

STANDARD FEDERAL BANK N.A., a national banking association, as Issuing Bank, as Swing Line Bank and as a Bank

By:	/s/ Dennis J. Harder

Title: First Vice President

KEYBANK NATIONAL ASSOCIATION, as Syndication Agent and as a Bank

By:	/s/ Sherrie I. Manson

Title: Vice President

U.S. BANK, N.A., as Documentation Agent and as a Bank

By:	/s/ Thomas V. Richtman

Title: Vice Preident

NATIONAL CITY BANK OF MICHIGAN / ILLINOIS, as Documentation Agent and as a Bank

By:	/s/ Ken Ehrhardt

Title: Senior Vice President

THE HUNTINGTON NATIONAL BANK, as a Bank

By:	/s/ Kevin D. Szachta

Title: Vice President

FIFTH THIRD BANK, EASTERN MICHIGAN, as a Bank

By:	/s/ Andre Nazareth

Title: Vice President

Attachment I

Schedule 1.1
PRICING SCHEDULE (1)
(basis points per annum)

Tier	S&P/ Moody’s Rating (2)	Line of Credit Facility Fee	Line of Credit Eurodollar Margin	Revolving Loan Facility Fee	Revolving Loan Eurodollar Margin	Utilization Fee	Term Loan Eurodollar Margin
I	>BBB+/Baa1	10.0	90.0	12.5	87.5	12.5	150

II	>BBB/Baa2	12.5	100.0	15.0	97.5	12.5	162.5

III	>BBB-/Baa3	20.0	130.0	25.0	125.0	12.5	200

IV	>BB+/Ba1	25.0	175.0	37.5	162.5	12.5	250

V(3)	>BBBa2	50.0	200.0	50.0	200.0	12.5	300

VI(3)	>BB-/Ba3	50.0	225.0	50.0	225.0	25.0	325

VII	<BB-/Ba3	50.0	250.0	50.0	250.0	50.0	350

(1)           For purposes of this Schedule, all capitalized terms shall be defined as in the Credit Agreement, and the applicable pricing shall be determined by reference to the appropriate columns above, in accordance with Section 4.9 of the Credit Agreement.

(2)           In case of a split rating the lower rating shall apply

(3)           Pricing of the Line of Credit Eurodollar Margin, the Term Loan Eurodollar Margin and the Revolving Loan Eurodollar Margin for such tiers will be reduced by 25 basis points beginning the month immediately following the consummation of the APC Sale.

Attachment II

Schedule 2.1/2.2

BANKS AND PRO RATA SHARES

BANKS	PRO RATA SHARE COMMITMENTS	PRO RATA SHARES
Standard Federal Bank N.A.	$45,000,000	29.032258065%

KeyBank National Association	$30,000,000	19.354838710%

U.S. Bank, N.A.	$20,000,000	12.903225806%

National City Bank of Michigan/Illinois	$25,000,000	16.129032258%

The Huntington National Bank	$15,000,000	9.677419355%

Fifth Third Bank, Eastern Michigan	$20,000,000	12.903225806%

TOTALS	$155,000,000	100%